EX-99.h.1.ii
SCHEDULE B

SHAREHOLDER SERVICES AGREEMENT
COMPENSATION SCHEDULE
EFFECTIVE   JUNE 1, 2009

DELAWARE INVESTMENTS FAMILY OF FUNDS

1.	Delaware Service Company, Inc. ("DSC") will determine and report to the Fund, at least annually, the compensation for services to be provided to the Fund for DSC's forthcoming fiscal year or period.

2.	In determining such compensation, DSC will fix and report a fee to be charged per account for services provided. DSC will bill, and the Fund will pay, such compensation monthly.

3.
Except as otherwise provided in paragraphs 4 and 5, the charge consists of: (a) an annual per account oversight charge of $11.00 per open account and $6.50 per closed account on DSC's records and each account held on a sub-accounting system maintained by firms that hold accounts on an omnibus basis, and (b) the Fund will bear its pro rata portion of all third party transfer agent fees and expenses, including, expenses related to services provided by DST Systems, Inc. (“DST”) and omnibus fees and networking fees that are charged by third party intermediaries and are allocable to the Fund.

These charges will be assessed monthly on a pro rata basis and will be determined using the number of accounts maintained as of the last calendar day of each month.

DSC is the Fund’s operational interface with a variety of third party administrators, banks, trust companies and other organizations that provide retirement administration, trust or other collective services to the Fund’s shareholders. Subtransfer agency fees (or similar fees) related to such relationships on a retirement processing system will be passed on to the Fund at cost, without markup.

4.
DSC's compensation for providing services to the Series of Delaware VIP Trust (the "VIP Trust") will be 0.0075% of average daily net assets per Series annually.  DSC will bill, and the VIP Trust will pay, such compensation monthly. In addition, in the conduct of the business of DSC and the VIP Trust and in performance of this Agreement, each party will bear its allocable portion of expenses common to each. The VIP Trust will also pay expenses related to services provided by DST.  In addition, DSC shall be entitled to reimbursement of out-of-pocket expenses paid on behalf of VIP Trust.

5.
DSC's compensation for providing services to the Portfolios of Delaware Pooled Trust (the "DPT Trust") (other than The Real Estate Investment Trust Portfolio) will be 0.0075% of average daily net assets per Portfolio annually.  DSC will bill, and the DPT Trust will pay, such compensation monthly. In addition, in the conduct of the business of DSC and the DPT Trust and in performance of this Agreement, each party will bear its allocable portion of expenses common to each. The DPT Trust will also pay expenses related to services provided by DST.  In addition, DSC shall be entitled to reimbursement of out-of –pocket expenses paid on behalf of DPT Trust. Notwithstanding anything in this paragraph to the contrary, DSC's compensation for The Real Estate Investment Trust Portfolio will be as set forth in paragraph 3 above.

AGREED AND ACCEPTED:

DELAWARE SERVICE COMPANY, INC.	VOYAGEUR INTERMEDIATE TAX FREE FUNDS
                                           for its series set forth in Schedule A to this Agreement

By:                 /s/ Douglas L. Anderson                                                                                      By:           /s/ Patrick P. Coyne
Name:           Douglas L. Anderson                                                                                             Name:            Patrick P. Coyne
Title:           Senior Vice President/Operations                                                                           Title:           Chairman/President/Chief Executive
                                              Officer